Exhibit 99.1

Yingli Green Energy Reports Fourth Quarter and Full Year 2015 Results

Total PV module shipments for the fourth quarter of 2015 increased 10% QoQ, well above its previous guidance

BAODING, China, May 11, 2016-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Consolidated Financial and Operating Summary

●	Total net revenues were RMB 2,110.0 million (US$ 325.7 million), compared to RMB2,233.9 million in the third quarter of 2015.
●	Total photovoltaic (“PV”) module shipments[1] were 504.5 MW1, increased from 460.4 MW1 in the third quarter of 2015, well above the Company’s previous guidance of 420 MW to 440 MW.
●	Gross profit was RMB 248.3 million (US$ 38.3 million), representing a gross margin of 11.8%. Gross margin on sales of PV modules was 13.5%.
●	Operating loss was RMB 1,120.3 million (US$ 172.9 million).
●	On an adjusted non-GAAP[2] basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB 827.7 million (US$ 127.8 million).
●

Net loss[3] was RMB 1,439.0 million (US$ 222.1 million) and loss per American Depositary Share[4] (each representing ten ordinary shares of the Company, the “ADS”) was RMB 79.2 (US$ 12.2). On an adjusted non-GAAP basis, adjusted net loss was RMB 842.1 million (US$ 130.0 million), and adjusted loss per ADS was RMB 46.3 (US$ 7.2).

Full Year 2015 Consolidated Financial and Operating Summary

●	Total net revenues were RMB 9,965.8 million (US$ 1,538.5 million).
●	Total PV module shipments were 2,447.0 MW, slightly exceeding its previous guidance of 2.35GW to 2.40GW.
●	Gross profit was RMB 1,187.3 million (US$ 183.3 million), representing a gross margin of 11.9%. Gross margin on sales of PV modules was 13.4%.
●	Operating loss was RMB 4,228.0 million (US$ 652.7 million).

1 Total PV module shipments include shipments to the Company’s own downstream PV projects. The Company has suspended new development business of downstream PV projects in China since September 2015, and there were no shipments to new downstream PV projects in the fourth quarter of 2015.

2 All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, interest expenses related to the changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and losses on inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

3 For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

4 On December 28, 2015, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this press have been retroactively adjusted to reflect the change in ratio for all periods presented.

●	On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were negative RMB 3,021.2 million (US$ 466.4 million).
●

Net loss was RMB 5,600.5 million (US$ 864.6 million) and loss per ADS was RMB 308.1 (US$ 47.6). On an adjusted non-GAAP basis, adjusted net loss was RMB 2,320.1 million (US$ 358.2 million) and adjusted loss per ADS was RMB 127.6 (US$ 19.7)

“We are pleased to announce that we have improved the overall utilization rate of our production capacity to more than 80% in the fourth quarter and achieved an annual PV modules shipment of over 2.4GW in 2015 with support from local governments, banks and business partners, despite our tight operating cash flow during the period as a large amount of medium-term notes became due and we repaid a substantial portion of them in 2015,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“In 2015, despite the financial challenges, we achieved satisfactory performance in overseas markets. We achieved significant growth in Japanese market with annual shipment to Japan increased by over 18% year-over-year and the quarterly shipment to Japan accounted for approximately 30% of our total shipment in the fourth quarter of 2015. We have seen strong momentum in North Americas as we continued deliveries to repeat customers across the United States and began deliveries to a large utility scale project in Texas. The downstream project portfolio of Yingli Europe has more than doubled since our last earnings call with over 70% of Yingli Europe’s project portfolio located in emerging African markets. We also had a sound presence in various emerging markets with total sales to such markets representing 18.3% of total revenues in 2015, increased from 14.8% in 2014 and we delivered 120 MW solar panels to the largest hybrid solar photovoltaic and concentrated solar power plant in Latin America and 125 MW solar panels to a solar power plant in Algeria.”

“In 2016, with a series of supportive policies for the solar industry issued by the Chinese government, we will strive to continue to strengthen cooperation with our large clients such as state-owned enterprises controlled by central and local governments in China as well as influential private enterprises, funds, EPCs with strong financial background in order to increase our sales in the domestic market and accelerate our working capital turnover. By the end of April, we had secured PV module orders of over 700 MW from China in 2016, among those, more than half are covered by full amount cash prepayment agreements.”

“Looking ahead, we expect 2016 to be an important year of transformation for us. We will continue to actively explore methods to improve our operating fundamentals through reducing manufacturing costs and related expenses and pursuing various alternative financing options including restructuring our debts as feasible in order to achieve a successful transformation,” Mr. Miao concluded.

Fourth Quarter 2015 Financial Results

Total Net Revenues

Total net revenues were RMB 2,110.0 million (US$ 325.7 million) in the fourth quarter of 2015, compared to RMB 2,233.9 million in the third quarter of 2015 and RMB 3,446.5 million in the fourth quarter of 2014. Total PV module shipments were 504.5 MW in the fourth quarter of 2015, compared to 460.4 MW in the third quarter of 2015 and 939.2 MW in the fourth quarter of 2014.

The decrease in total net revenues in the fourth quarter of 2015 compared to the third quarter of 2015 was mainly due to the lower average selling price of PV modules as a result of higher proportion of shipment to China.

Gross Profit and Gross Margin

Gross profit was RMB 248.3 million (US$ 38.3 million) in the fourth quarter of 2015, compared to RMB357.2 million in the third quarter of 2015 and RMB 578.7 million in the fourth quarter of 2014.

Gross margin was 11.8% in the fourth quarter of 2015, compared to 16.0% in the third quarter of 2015 and 16.8% in the fourth quarter of 2014.

Gross margin on sales of PV modules was 13.5% in the fourth quarter of 2015, compared to 19.0% in the third quarter of 2015 and 16.2% in the fourth quarter of 2014. The decrease in gross margin on sales of PV modules from the third quarter of 2015 to the fourth quarter of 2015 was mainly due to the lower average selling price of PV modules as a result of higher proportion of shipment to China market.

Operating Expenses

Operating expenses decreased to RMB 1,368.6 million (US$ 211.3 million) in the fourth quarter of 2015 from RMB 3,220.2 million in the third quarter of 2015, and compared to RMB 778.7 million in the fourth quarter of 2014. Operating expenses as a percentage of total net revenues were 64.9% in the fourth quarter of 2015, compared to 144.2% in the third quarter of 2015 and 22.6% in the fourth quarter of 2014.

The decrease of operating expense was mainly because the Company recognized a non-cash impairment charge on long-lived assets totaling RMB 3.8 billion in the third quarter of 2015, which was partially offset by a gain from disposal of the land use rights held by Fine Silicon, while no such impairment charge and disposal gain was recognized in the fourth quarter of 2015. The decrease was also partially offset by the increase of provision for prepayments in relation to inventory purchase commitments, provision for doubtful accounts receivables, and provision for reserve for inventory purchase commitments from the third quarter to the fourth quarter of 2015.

Excluding the impact of the impairment charge on long-lived assets and disposal gain, provision for prepayments in relation to inventory purchase commitments, provision for doubtful accounts receivables and provision for reserve for inventory purchase commitments, the increase of operating expenses was primarily due to the increase in the selling expenses as a result of increased PV module shipments and the increase in the general and administrative expenses partially due to the provision of US$ 7.5 million for the settlement payment to Solyndra as disclosed in the Company’s press release dated April 4, 2016.

Operating Loss and Margin

Operating loss was RMB 1,120.3 million (US$ 172.9 million) in the fourth quarter of 2015, compared to operating loss of RMB 2,863.0 million in the third quarter of 2015 and operating loss of RMB 200.0 million in the fourth quarter of 2014.

Operating margin was negative 53.1% in the fourth quarter of 2015, compared to negative 128.2% in the third quarter of 2015 and negative 5.8% in the fourth quarter of 2014.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB 827.7 million (US$ 127.8 million) in the fourth quarter of 2015, compared to negative RMB 2,592.1 million in the third quarter of 2015 and RMB 94.2 million in the fourth quarter of 2014.

Interest Expense

Interest expense was RMB 246.1 million (US$ 38.0 million) in the fourth quarter of 2015, slightly decreased from RMB 252.1 million in the third quarter of 2015 and RMB268.4 million in the fourth quarter of 2014. The weighted average interest rate was 6.92 % in the fourth quarter of 2015, compared to 6.42% in the third quarter of 2015 and 6.81% in the fourth quarter of 2014.

Foreign Currency Exchange Loss (Gain)

Foreign currency exchange loss was RMB 29.5 million (US$ 4.6 million) in the fourth quarter of 2015, compared to foreign currency exchange gain of RMB 37.7 million in the third quarter of 2015 and foreign currency exchange loss of RMB 120.4 million in the fourth quarter of 2014. The foreign currency exchange loss recognized in the fourth quarter of 2015 was mainly due to the depreciation of Renminbi against US dollars and the appreciation of Renminbi against Euros, as well as the fact that the Company had a balance of net current assets denominated in Euro and a balance of net liabilities denominated in US dollars.

Income Tax Expense

Income tax expense was RMB 132.7 million (US$ 20.5 million) in the fourth quarter of 2015, compared to income tax expense of RMB 365.4 million in the third quarter of 2015 and income tax expense of RMB 88.1 million in the fourth quarter of 2014. Income tax expense in the fourth quarter of 2015 was significantly lower than third quarter of 2015 primarily because recovery and additional valuation allowance of deferred income tax assets of Fine Silicon were recorded in the third quarter of 2015.

Net Loss

Net loss was RMB 1,439.0 million (US$ 222.1 million) in the fourth quarter of 2015, compared to RMB 3,200.2 million in the third quarter of 2015 and RMB 550.0 million in the fourth quarter of 2014. Loss per ADS was RMB 79.2 (US$ 12.2 ) in the fourth quarter of 2015, compared to RMB 176.1 in the third quarter of 2015 and RMB 30.3 in the fourth quarter of 2014.

On an adjusted non-GAAP basis, adjusted net loss was RMB 842.1 million (US$ 130.0 million) in the fourth quarter of 2015, compared to RMB 389.7 million in the third quarter of 2015 and RMB 535.1 million in the fourth quarter of 2014; adjusted loss per ADS was RMB 46.3 (US$ 7.2) in the fourth quarter of 2015, compared to RMB 21.4 in the third quarter of 2015 and RMB 29.4 in the fourth quarter of 2014.

Balance Sheet Analysis

As of December 31, 2015, the Company had RMB 1,240.7 million (US$ 191.5 million) in cash and cash equivalents, increased from RMB735.0 million as of September 30, 2015.

As of December 31, 2015, the Company had RMB 346.9 million (US$ 53.6 million) in restricted cash, decreased from RMB 870.2 million as of September 30, 2015.

As of December 31, 2015, the Company’s accounts receivable had decreased to RMB 2,922.5 million (US$ 451.2 million) from RMB 4,356.4 million as of September 30, 2015. Days sales outstanding were 125 days in the fourth quarter of 2015, decreased from 179 days in the third quarter of 2015.

As of December 31, 2015, the Company’s accounts payable had decreased to RMB 3,960.5 million (US$ 611.4 million) from RMB 4,802.8 million as of September 30, 2015. Days payable outstanding were 191 days in the fourth quarter of 2015, decreased from 236 days in the third quarter of 2015.

As of December 31, 2015, the Company’s inventory had increased to RMB 1,484.3 million (US$ 229.1 million) from RMB1,285.6 million as of September 30, 2015, which was mainly due to the higher utilization rate of its production capacity for in-house PV modules. Inventory turnover days were 72 days in the fourth quarter of 2015, compared to 63 days in the third quarter of 2015.

As of the date of this press release, the Company had approximately RMB 4,240 million in unutilized short-term lines of credit and approximately RMB 1,266 million in committed long-term facilities. In addition, the Company has been able to renew a majority of its short-term borrowings since the beginning of 2015 and is exploring financing options to continue to manage the Company's liquidity and to enhance its financial flexibility.

Full Year 2015 Financial Results

Total Net Revenues

Total net revenues in 2015 were RMB 9,965.8 million (US$ 1,538.5 million), compared to RMB 12,927.4 million in 2014. Total PV module shipments in 2015 were 2,447.0 MW, compared to 3,361.3 MW in 2014. The decrease in total net revenues year-over-year was mainly due to the decreased PV module shipments as a result of the lower utilization rate of production capacity in certain quarters of 2015 caused by tight cash flow, as well as the decline of selling price of PV modules across the world, especially in China.

Gross Profit and Gross Margin

Gross profit and gross margin in 2015 were RMB 1,187.3 million (US$ 183.3 million) and 11.9%, decreased from RMB 2,238.2 million and 17.3% in 2014, respectively. The decrease of both gross profit and gross margin year over year was mainly due to an increase in unit production cost of PV modules as a result of the lower-than-expected utilization rate of production facilities and the decline in average selling price of PV modules.

Operating Expenses

Operating expenses in 2015 were RMB 5,415.4 million (US$ 836.0 million), compared to RMB 2,453.4 million in 2014. Operating expenses as a percentage of net revenue increased to 54.3% in 2015 from 19.0% in 2014. The increase in operating expenses was mainly due to:

•	Impairment of long-lived assets. Due to the decreased shipment, gross margin and lower-than-expected utilization of production facilities, the Company did an impairment analysis on its long-lived assets in 2015 and recorded an impairment loss of RMB 3.8 billion for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets.

•	Provision for prepayments in relation to inventory purchase commitments. In 2015, the Company recorded provisions of approximately RMB 522.1 million for the prepayments to certain supplier under the Company's long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts. No such provision was made in 2014.

•

Provision for doubtful accounts receivable. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, the Company made a total provision of RMB 404.3 million (US$ 62.4 million) in 2015 for the doubtful accounts receivable related to these customers, while the Company made provision for doubtful accounts receivable of RMB 169.4 million in 2014. Such provision was included in the Company’s general and administrative expenses.

•

Provision for reserve for inventory purchase commitments. In 2015, the Company recorded provision for reserve for inventory purchase commitments of RMB 77.7 million while no such provision was made in 2014.

The increase in operating expenses was partially offset by:

•	Gain on disposal of long-lived assets and land use rights. In 2015, Fine Silicon, one of the Company's subsidiaries in China, disposed its long-lived assets and land use rights and the Company recognized a disposal gain of RMB 1.2 billion.

Excluding the impact of non-cash impairment charge on long-lived assets, gain on disposal of long-lived assets and land use rights, provision for prepayments in relation to inventory purchase commitments, provision for doubtful accounts receivables and provision for reserve for inventory purchase commitments, the decrease of operating expense from 2014 to 2015 was mainly due to the decreased PV module shipments as well as research and developments expenses.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were negative RMB 3,021.2 million (US$ 466.4 million) in 2015, compared to RMB 1,079.4 million in 2014.

Interest Expense

Interest expense in 2015 was RMB 977.2 million (US$ 150.9 million), compared to RMB 1,015.9 million in 2014. As of December 31, 2015, the Company had an aggregate of RMB 11.8 billion (US$ 1.8 billion) of borrowings and medium-term notes outstanding, compared to RMB 14.7 billion as of December 31, 2014. The weighted average interest rate for the Company's borrowings in 2015 was 6.39%, which decreased from 6.44% in 2014.

Foreign Currency Exchange Loss

Foreign currency exchange loss was RMB 132.7 million (US$ 20.5 million) in 2015, compared to RMB 243.4 million in 2014. The decrease in foreign exchange loss year over year was mainly due to less depreciation of Euros and Japanese Yen against Renminbi in 2015, and to the fact that the Company had a balance of net current assets denominated in Euro and Japanese Yen.

Income Tax Expense

Income tax expense was RMB 731.2 million (US$ 112.9 million) in 2015, compared to income tax expense of RMB 89.7 million in 2014. The increase of income tax expense year-over-year was primarily due to assessment on recovery of deferred income tax assets which resulting in an additional valuation allowance of deferred income tax assets as well as the realization of deferred tax assets upon the disposal of Fine Silicon land use rights in 2015.

Net Loss

Net loss was RMB 5,600.5 million (US$ 864.6 million) and loss per ADS was RMB 308.1 (US$ 47.6) in 2015, compared to net loss of RMB 1,299.8 million and loss per ADS of RMB 74.9 in 2014. On an adjusted non-GAAP basis, adjusted net loss was RMB 2,320.1 million (US$ 358.2 million) and adjusted loss per ADS was RMB 127.6 (US$ 19.7) in 2015, compared to adjusted net loss of RMB 1,260.6 million and adjusted loss per ADS of RMB 72.6 in 2014.

Debt Restructuring and Introduction of Strategic Investors

The Company’s subsidiaries are exploring various potential debt restructuring options in order to improve theirs liquidity and debt-to-equity ratio and reduce cash outflow from debt repayments. In particular, the Company’s subsidiaries have been proactively negotiating with main bank creditors and holders of their medium-term notes (“MTNs”) to try to find viable solutions. The Company understands that these bank creditors and holders of MTNs as well as the relevant state, provincial and municipal government authorities are aware of the difficulties in repayment of such debts and have expressed their understanding and continuous support. The Company and its subsidiaries are also negotiating proactively with potential strategic investors for potential strategic investments in the Company or its subsidiaries. Such debt restructuring and strategic investments, if successfully completed, will further increase the Company and its subsidiaries’ liquidity and improve their debt-to-equity ratio.

Update on Repayment of Medium-Term Notes

Tianwei Yingli, a major subsidiary of the Company, repaid approximately 70% of the RMB denominated unsecured five-year medium-term notes of RMB1.0 billion (the “2010 MTNs”) when they became due on October 13, 2015, and has RMB denominated unsecured five-year medium-term notes of RMB1.4 billion (the “2011 MTNs”) due on May 12, 2016. As disclosed in the Company’s press release dated April 6, 2016, Tianwei Yingli informed holders of the 2011 MTNs that it would be very difficult for Tianwei Yingli to repay the 2011 MTNs on the due date and Tianwei Yingli proposed to extend the repayment date by two to three years; and holders of the 2010 MTNs demanded Tianwei Yingli to repay the remaining portion of the 2010 MTNs in full together with accrued interests before May 12, 2016. Tianwei Yingli expects to be unable to repay the 2011 MTNs or the 2010 MTNs on May 12, 2016, and is still in the process of actively discussing with the holders of the 2011 MTNs and the 2010 MTNs about potential extension of the repayment dates of both MTNs. The Company is exploring various alternative financing plans for repayment of both MTNs such as: 1) introduction of strategic investors to invest into the Company and the Company's subsidiaries, 2) introduction of new creditors to grant new borrowings to the Company or the Company’s subsidiaries, and 3) sales of certain long-lived assets including land use rights to obtain additional funds.

Liquidating Land Use Right Held by Hainan Yingli

On November 5, 2015, Hainan Yingli entered into a Capital Increase Agreement with its shareholder Haikou National, pursuant to which Haikou National used its land use rights to subscribe for newly issued equity interests in Hainan Yingli and Hainan Yingli is required to repurchase such equity interests from Haikou National in three installments within 10 years at an aggregate price equal to the fair market value of the land use rights on the date of the agreement plus interests calculated at the prevailing bank loan interest rate in China. Hainan Yingli subsequently disposed of the land use rights contributed by Haikou National by transferring to a third party 100% equity interest in its wholly owned subsidiary that held the land use rights (the “Hainan Land Disposal”). As of the date hereof, the Hainan Land Disposal is substantially completed while the parties are in the process of completing remaining administrative procedures. Hainan Yingli received RMB 265.0 million as partial consideration for the Hainan Land Disposal in 2015 and expects to receive the remaining portion of the consideration in the amount of RMB 470.0 million in 2016.

Business Outlook for First Quarter and Fiscal Year 2016

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 480 MW to 510 MW for the quarter ending March 31, 2016 and 2.6 GW to 3.0 GW for the fiscal year ending December 31, 2016. The Company also expects its gross margin in the first quart of 2016 to be in the estimated range of 17 % to 19%.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment charge on long-lived assets, gain on disposal of long lived assets and land use rights, provision for prepayments in relation to inventory purchase commitments, and provision for reserve for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.4778 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2015. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss these results at 8:00 AM Eastern Daylight Time (EDT) on May 11, 2016, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004
International Dial-in Number: +1-845-675-0437
Passcode: 73401201

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until May 18, 2016 by dialing:

U.S. Toll Free Number: +1-855-452-5696
International Dial-in Number: +1-646-254-3697
Passcode: 73401201

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar” or “Yingli”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 14 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Jean Tian

Investor Relations Director

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31, 2014	As of December 31, 2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	2,401,458	1,587,675	245,095
Accounts receivable, net	4,334,023	2,922,479	451,153
Inventories	2,099,082	1,484,314	229,139
Prepayment to suppliers	926,165	426,718	65,874
Prepaid expenses and other current assets	1,563,569	1,982,196	305,998
Total Current assets	11,324,297	8,403,382	1,297,259
Long-term prepayment to suppliers	721,651	555,520	85,758
Land, property, plant and equipment, net	12,110,794	6,846,482	1,056,915
Project assets	1,369,662	720,286	111,193
Land use rights	603,514	411,732	63,560
Intangible assets, net	58,610	58,360	9,009
Investments in affiliated companies	423,301	459,721	70,969
Other assets	496,621	184,799	28,527
Total assets	27,108,450	17,640,282	2,723,190
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	10,112,055	9,124,183	1,408,531
Accounts payable	5,237,989	3,960,458	611,389
Other current liabilities and accrued expenses	2,726,682	2,576,076	397,678
Total Current liabilities	18,076,726	15,660,717	2,417,598
Long-term debt, excluding current portion	2,858,153	2,405,898	371,407
Medium-term notes	1,713,308	300,000	46,312
Accrued warranty liability, excluding current portion	707,525	753,270	116,285
Other liabilities	2,451,057	3,232,548	499,019
Total liabilities	25,806,769	22,352,433	3,450,621
Shareholders' deficit:
Ordinary shares	13,791	13,791	2,129
Additional paid-in capital	7,234,810	7,246,760	1,118,707
Accumulated other comprehensive income	312,110	180,025	27,791
Treasury stock	(127,331)	(127,331)	(19,656)
Retained earnings	(7,650,744)	(13,252,929)	(2,045,900)
Total Yingli Green Energy shareholders' deficit	(217,364)	(5,939,684)	(916,929)
Non-controlling interests	1,519,045	1,227,533	189,498
Total shareholders' equity/(deficit)	1,301,681	(4,712,151)	(727,431)
Total liabilities and shareholders' equity/(deficit)	27,108,450	17,640,282	2,723,190

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	December 31, 2014	September 30, 2015	December 31, 2015
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,208,441	1,651,417	1,727,375	266,661
Other revenues	238,070	582,468	382,669	59,074
Total net revenues	3,446,511	2,233,885	2,110,044	325,735
Cost of revenues:
Cost of PV modules sales	(2,688,151)	(1,337,845)	(1,493,587)	(230,570)
Cost of other revenues	(179,627)	(538,838)	(368,175)	(56,837)
Total cost of revenues	(2,867,778)	(1,876,683)	(1,861,762)	(287,407)
Gross profit	578,733	357,202	248,282	38,328
Selling expenses	(303,123)	(154,059)	(234,916)	(36,265)
General and administrative expenses	(264,038)	(169,411)	(483,069)	(74,572)
Research and development expenses	(211,579)	(87,490)	(84,858)	(13,100)
Impairment of long-lived assets	-	(3,804,116)	-	-
Disposal gain from long-lived assets and land use right in relation to a subsidiary	-	1,028,876	-	-
Provision for prepayments in relation to inventory purchase commitments	-	(34,027)	(488,023)	(75,338)
Provision for reserve for inventory purchase commitments	-	-	(77,705)	(11,996)
Total operating expenses	(778,740)	(3,220,227)	(1,368,571)	(211,271)
Loss from operations	(200,007)	(2,863,025)	(1,120,289)	(172,943)
Interest expense	(268,399)	(252,091)	(246,120)	(37,994)
Interest income	14,065	4,256	5,553	857
Foreign currency exchange gain(loss)	(120,446)	37,677	(29,473)	(4,550)
Other income(expenses)	53,834	43,835	37,437	5,779
Loss before income taxes	(520,953)	(3,029,348)	(1,352,892)	(208,851)
Income tax expense	(88,119)	(365,382)	(132,716)	(20,487)
Net loss	(609,072)	(3,394,730)	(1,485,608)	(229,338)
Less: Loss attributable to the non-controlling interests	59,026	194,499	46,611	7,195
Net loss attributable to Yingli Green Energy	(550,046)	(3,200,231)	(1,438,997)	(222,143)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Loss per ordinary share
Basic	(3.03)	(17.61)	(7.92)	(1.22)
Diluted	(3.03)	(17.61)	(7.92)	(1.22)
Loss per ADS
Basic	(30.3)	(176.1)	(79.2)	(12.2)
Diluted	(30.3)	(176.1)	(79.2)	(12.2)
Net loss	(609,072)	(3,394,730)	(1,485,608)	(229,338)
Other comprehensive income (loss)
Foreign Currency exchange translation adjustment, net of nil tax	19,750	(83,863)	(53,999)	(8,336)
Cash flow hedging derivatives, net of nil tax	(3,007)	-	(1,180)	(183)
Comprehensive loss	(592,329)	(3,478,593)	(1,540,787)	(237,857)
Less: Comprehensive loss attributable to the non-controlling interest	63,518	188,014	43,554	6,724
Comprehensive loss attributable to Yingli Green Energy	(528,811)	(3,290,579)	(1,497,233)	(231,133)

Reconciliation of Non-GAAP measures to GAAP measures

	For the three month ended
	December 31, 2014	September 30, 2015	December 31, 2015
	RMB	RMB	RMB	US$
Non-GAAP loss	(535,069)	(389,687)	(842,126)	(130,002)
Share-based compensation	(10,769)	(1,277)	787	122
Impairment of long-lived assets	-	(3,804,116)	-	-
Provision for reserve for inventory purchase commitments	-	-	(77,705)	(11,996)
Provision for prepayments in relation to inventory purchase commitments	-	(34,027)	(488,023)	(75,338)
Inventory provision	(4,208)	-	(31,930)	(4,929)
Disposal gain from long-lived assets and land use right in relation to a subsidiary	-	1,028,876	-	-
Net loss attributable to Yingli Green Energy	(550,046)	(3,200,231)	(1,438,997)	(222,143)
Non-GAAP diluted loss per ordinary share	(2.94)	(2.14)	(4.63)	(0.72)
Diluted loss per ordinary share	(3.03)	(17.61)	(7.92)	(1.22)

Reconciliation of EBITDA and adjusted EBITDA measures to loss before income tax & minority interest measures

Loss before income taxes and non-controlling interest	(520,953)	(3,029,348)	(1,352,892)	(208,850)
Interest expense	268,399	252,091	246,120	37,994
Interest income	(14,065)	(4,256)	(5,553)	(857)
Depreciation	355,576	185,397	280,597	43,317
Amortization for land use rights and intangible assets	5,253	4,038	3,987	616
EBITDA	94,210	(2,592,078)	(827,741)	(127,780)

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for ordinary shares, per share and per ADS data)

	For the year ended
	December 31, 2014	December 31, 2015
	RMB	RMB	US$
Net revenues:
Sales of PV modules	12,179,474	8,464,779	1,306,737
Other revenues	747,903	1,501,007	231,716
Total net revenues	12,927,377	9,965,786	1,538,453
Cost of revenues:
Cost of PV modules sales	(10,050,844)	(7,329,306)	(1,131,450)
Cost of other revenues	(638,288)	(1,449,150)	(223,711)
Total cost of revenues	(10,689,132)	(8,778,456)	(1,355,161)
Gross profit	2,238,245	1,187,330	183,292
Selling expenses	(1,095,145)	(854,315)	(131,884)
General and administrative expenses	(784,502)	(927,495)	(143,180)
Research and development expenses	(573,792)	(396,991)	(61,285)
Impairment of long-lived assets	-	(3,804,116)	(587,254)
Disposal gain from long-lived assets and land use right in relation to a subsidiary	-	1,167,317	180,203
Provision for prepayments in relation to inventory purchase commitments	-	(522,050)	(80,591)
Provision for reserve for inventory purchase commitments	-	(77,705)	(11,996)
Total operating expenses	(2,453,439)	(5,415,355)	(835,987)
Loss from operations	(215,194)	(4,228,025)	(652,695)
Interest expense	(1,015,871)	(977,176)	(150,850)
Interest income	35,026	22,632	3,494
Foreign currency exchange losses	(243,386)	(132,709)	(20,487)
Other income	127,813	147,633	22,791
Loss before income taxes	(1,311,612)	(5,167,645)	(797,747)
Income tax expense	(89,723)	(731,191)	(112,876)
Net loss	(1,401,335)	(5,898,836)	(910,623)
Less: Loss attributable to the non-controlling interests	101,526	298,310	46,051
Net loss attributable to Yingli Green Energy	(1,299,809)	(5,600,526)	(864,572)
Weighted average ordinary shares
Basic	173,613,085	181,763,770	181,763,770
Diluted	173,613,085	181,763,770	181,763,770
Loss per ordinary share
Basic	(7.49)	(30.81)	(4.76)
Diluted	(7.49)	(30.81)	(4.76)
Loss per ADS
Basic	(74.9)	(308.1)	(47.6)
Diluted	(74.9)	(308.1)	(47.6)
Net loss	(1,401,335)	(5,898,836)	(910,623)
Other comprehensive income (loss)
Foreign Currency exchange translation adjustment, net of nil tax	23,040	(121,215)	(18,712)
Cash flow hedging derivatives, net of nil tax	(273)	(749)	(116)
Comprehensive loss	(1,378,568)	(6,020,800)	(929,451)
Less: Comprehensive loss attributable to the non-controlling interest	100,980	288,189	44,488
Comprehensive loss attributable to Yingli Green Energy	(1,277,588)	(5,732,611)	(884,963)

Reconciliation of Non-GAAP measures to GAAP measures

	December 31, 2014	December 31, 2015
	RMB	RMB	US$
Non-GAAP loss	(1,260,588)	(2,320,092)	(358,160)
Share-based compensation	(34,932)	(11,950)	(1,845)
Impairment of long-lived assets	-	(3,804,116)	(587,254)
Provision for reserve for inventory purchase commitments	-	(77,705)	(11,996)
Provision for prepayment in relation to inventory purchase commitments	-	(522,050)	(80,591)
Inventory provision	(4,208)	(31,930)	(4,929)
Disposal gain from long-lived assets and land use right in relation to a subsidiary	-	1,167,317	180,203
Non-cash interest expenses	(81)	-	-
Net loss attributable to Yingli Green Energy	(1,299,809)	(5,600,526)	(864,572)
Non-GAAP diluted loss per ordinary share	(7.26)	(12.76)	(1.97)
Diluted loss per ordinary share	(7.49)	(30.81)	(4.76)

Reconciliation of EBITDA and adjusted EBITDA measures to loss before income tax & minority interest measures

Loss before income taxes and non-controlling interest	(1,311,612)	(5,167,645)	(797,747)
Interest expense	1,015,871	977,176	150,850
Interest income	(35,026)	(22,632)	(3,494)
Depreciation	1,388,283	1,174,705	181,343
Amortization for land use rights and intangible assets	21,842	17,227	2,660
EBITDA	1,079,358	(3,021,169)	(466,388)